Exhibit 99.4
Chapter D
(Additional Information about
the Company)
Periodic Report for 2011

1.	Regulation 10A: Summary of the Company's consolidated statements of income for each of the quarters in the year ended December 31, 2011 (in NIS millions).

The quarterly statements were drafted in compliance with the International Financial Reporting Standards (IFRS)

	Q1 2011	Q2 2011	Q3 2011	Q4 2011	2011	2010
Revenue	2,913	2,893	2,917	2,650	11,373	11,987
Costs and expenses	2,248	1,958	1,973	1,952	8,131	8,243
Operating profit	665	935	944	698	3,242	3,744
Financing expenses - net	20	62	86	42	210	109
Earnings before Group’s equity in affiliates	645	873	858	656	3,032	3,635
Share in losses of affiliates	65	72	66	13	216	261
Profit before income tax	580	801	792	643	2,816	3,374
Income tax	174	216	243	122	755	932
Profit for the period	406	585	549	521	2,061	2,442
Other comprehensive income (loss), net for the period of tax	-	(1)	3	33	35	13
Total comprehensive income for the period	406	584	552	554	2,096	2,455
Attributable to:
Shareholders of the Company	407	584	553	557	2,101	2,456
Non-controlling interests	(1)	-	(1)	(3)	(5)	(1)
Total comprehensive income for the period	406	584	552	554	2,096	2,455
Earnings per share Basic earnings per share	0.15	0.22	0.20	0.19	0.76	0.91
Diluted earnings per share	0.15	0.21	0.20	0.19	0.76	0.90

2.	Regulation 10C: Use of proceeds for the securities with special reference to the application of proceeds based on the prospectus

On July 3, 2011 the Company issued debentures (Series 6 through 8) based on a shelf offering memorandum dated June 29, 2011 published under the shelf prospectus.

For further information relating to this matter see the Company's shelf offering memorandum dated June 29, 2011 and the announcement of the results of the issuance under the Company's shelf offering memorandum dated June 30, 2011, included here by reference. Furthermore, see Note 13.2 to Chapter C of the Company's financial statements for 2011.

The purpose of the proceeds from the issuance, as published in the announcement of the results of the issuance under the Company's shelf offering memorandum date June 30, 2011, are as follows: "The Company intends to use the proceeds from the issuance for the ongoing business operations of the Company, and this includes the option of using the proceeds, inter alia, to repay loans, carry out investments in infrastructures and other investments, to pay dividends, or for other needs as the Company may decide, as the Capex may be from time to time. The Company used the proceeds for its ongoing business operations and in accordance with the goals that were set.

3.	Regulation 11: Breakdown of material investments in subsidiaries and related companies as of the date of the financial statements 1

Company name:	Name of holder	Class of share	Number of shares	Total par value	Rate of holding in issued equity and in voting rights		Rate of holdings in rights to appoint directors		Company's separate balance sheet value2
Pelephone Communications Ltd. ("Pelephone")	The Company	Ordinary NIS 1	302,460,000	302,460,000	100%		100%		4,901
Bezeq International Ltd. ("Bezeq International")	The Company	Ordinary NIS 0.1 shares	1,136,990,000	113,699,000	100%		100%		990
D.B.S. Satellite Services (1998) Ltd.3 ("DBS")	The Company	Ordinary NIS 1 shares	14,881	14,881	49.78%		45.45	%4	1,057
Bezeq Online Ltd.	The Company	Ordinary NIS 1	1,170,000	1,170,000	100%		100%		58
Bezeq Zahav (Holdings) Ltd.5	The Company	Ordinary NIS 1 shares	999,999	999,999	100%		100%		893
Walla! Communications Ltd.6 ("Walla")	The Company	Ordinary NIS 1	32,644,997	32,644,997	71.55	%7	71.55%		174

1
The foregoing list does not include: The companies held by the Company's subsidiaries and related companies. Information pertaining to the company held by the Company whose securities are listed for trade on the TASE, is noted in the periodic reports of that company for 2011.

2
The enclosed values include extended loans as follows: Pelephone - NIS 732 million; Bezeq International - NIS 160 million; Bezeq Zahav - NIS 893 million and Bezeq Online - NIS 17 million. For further information regarding dates on which the loans were extended, their terms and repayment dates, see Note 9.2 to the Separate Financial Information attached to the periodic report.

3
The investment in DBS, in the amount of NIS 1,549 million, was carried out through loans, of which NIS 59 million are CPI linked loans, NIS 214 million are CPI linked loans bearing 5.5% interest and NIS 1,276 million are CPI linked loans bearing interest of 11%.

4
According to the articles of association of DBS, based on the current holdings in DBS, the Company is entitled to appoint up to 5 of the 11 directors that the shareholders in DBS are entitled to appoint. Similarly, pursuant to DBS articles of association, the voting rights of each board member will be equivalent to the total voting rights of the shareholder who appointed the director divided by the number of directors appointed by that shareholder so that the voting rights of the directors appointed by the Company will be 49.78% of the voting rights in DBS's board of directors. The Company has option warrants which, as of the date of the periodic report, grants it 8.6% of the shares in DBS

5	Loans were extended to the subsidiary, Bezeq Zahav (Holdings) Ltd. for financing the acquisition of debentures Series 5 of the Company.
6
Walla share price on the Tel Aviv Stock Exchange ("TASE") as at December 29, 2011 was NIS 0.300.7 (on December 31, 2010 there was no trading on the TASE) Walla has 1,745,001 employee options exercisable into 1,745,001 Walla shares based on Walla's financial statements at March 13, 2012). For further information pertaining to the full tender offer published by the Company for the acquisition of all Walla shares held by the public, see section 1.1.2 to Chapter A of the periodic report.

7	Fully diluted 67.99%

4.	Regulation 12: Material changes in investments in subsidiaries and related companies in the reporting period:

Date of change	Nature of the change	Company name:	Reported amounts (NIS millions)
1-12.2011	Employee options8	Pelephone	1
1-12.2011	Employee options8	Bezeq International	2
1-12.2011	Employee options8	D.B.S.	1
May 17, 2011	Dividend announcement	Pelephone	280
Dec 29, 2011	Dividend announcement	Pelephone	589
Dec 29, 2011	Dividend announcement	Bezeq International	92
1-12.2011	Reduced premium	Bezeq Zahav Holdings Ltd.	(6)
1-12.2011	Revaluation	Bezeq Zahav Holdings Ltd.	25
June 1, 2011	Repayment of debentures	Bezeq Zahav Holdings Ltd.	(174)
1-12.2011	Linkage differentials and interest	D.B.S.	189

5.	Regulation 13: Revenues of subsidiaries and related companies and the revenues of the Company from them as of the reporting date (in NIS millions)

Company name:	Profit (loss) for the period	Comprehensive income(loss) for the period	Dividends	Management fees	Interest income
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Pelephone	1,056	1,056	869	-	9
Bezeq International	182	182	92	-	1
D.B.S.	(230)	(230)	-	-	158
Bezeq Online Ltd.	- *	- *	-	-	-	*
Bezeq Zahav Holdings Ltd.	-	-	-	-	44
Walla	(6)	(7)	-	-	-

* Amount less than NIS 500,000

6.	Regulation 20: Trading the Company’s securities on the TASE –dates and reasons for interruption of trade – update

In 2011, 27,710,692 ordinary NIS 1 par value shares of the Company were listed for trading subsequent to options exercised from the employee options plan, under the outline dated March 25, 2007 and subsequent to exercise of options from the executive employee options plan dated December 20, 2010.

In 2011 the Company's debentures were listed on the TASE, as follows:

(a)	NIS 958,088,000 par value debentures (Series 6), bearing annual fixed interest as set in the tender offering, of 3.70%.

8 For further particulars of the options plan see section 2.9.7. of Chapter A of the periodic report (description of the Company's businesses).

(b)
NIS 424,955,000  par value debentures (Series 7), bearing annual variable interest at the annual short term loan yield ("Interest Base") with the addition of a margin, as set in the tender offering, of 1.40%;

(c)	NIS 1,329,363,000 par value debentures (Series 8), bearing annual fixed interest as set in the tender offering, of 5.70%.
Dates and reasons for interruption of trade:

Start of interruption	End of interruption	Reason for interruption of trade
May 12, 2011 09:05 AM	May 12, 2011 9:50 AM	Publication of the Q1financial statements

7.	Regulation 21: Remuneration of interested parties and executive officers

Below is a breakdown of the remunerations for 2010, as recognized in the financial statements for 2011, to each of the five highest-paid senior officers in the Company or in a corporation under its control, and which were paid to them in lieu of their service in the company or a corporation under its control, (employer's cost on annual basis):

Recipient			Remuneration (in NIS thousands)										Total (in NIS thousands)
Name	Position	Scope of position	Salary9	Bonus10	Share-based payment	Phantom options12	Management fees	Consultation fees	Commission	Interest	Rent	Other	Total
Avraham Gabbay	CEO Bezeq	Full-time	2,712	2,517	-	1,091	-	-	-	-	-		6,320
Gil Sharon	CEO of Pelephone:	Full-time	2,904	1,900	-	1,104	-	-	-	-	-		5,908
Yitzhak Benbenisti	CEO, Bezeq International Ltd.	Full-time	2,027	1,875	-	736	-	-	-	-	-		4,638
Alan Gelman	Bezeq Deputy CEO and CFO	Full-time	2,493	1,371	135	-	-	-	-	-	-		3,999
Ran Guron	Deputy CEO and CFO	Full-time	1,475	591	25	147	-	-	-	-	-		2,238

9
The salaries include the cost of salaries and the ancillary salary costs including benefits (as specified in the notes below) and social benefits, as well as changes in provisions set aside in the 2011 financial statements for severance compensation, prior notice and leave pay.

10
The bonus is for 2011 (as of reporting date, not yet paid to the senior officers) During 2011 bonuses for 2010 were paid to these officers, the amounts of which are inxzzzcluded in the corresponding table in the Company's annual report for 2010 published on March 8, 2010.

11
The value based on the Black & Scholes formula ("B&S value") at date of allotment (February 4, 2008 with the exception of the allotment to the deputy CEO and CFO, on March 7, 2008). This amount is the relative value for share-based remuneration for options that were recognized in the financial statements for the reporting year.

12
The value based on the Black & Scholes formula ("B&S value") at date of allotment (December 30, 2010). This amount is the relative value for share-based remuneration for phantom options that were recognized in the financial statements for the reporting year.

Breakdown of information pertaining to the terms of employment of the executive officers appearing in the foregoing table:

A.	Avraham Gabbay

Employed by the Company as CEO, under a personal employment agreement dated July 19, 2007. The agreement is for an unlimited period, and it may be terminated by either party at any time and for any reason with 6 months prior notice. Under the agreement, the CEO is entitled to receive a monthly salary (gross) of NIS 175,000, linked to the CPI. In addition the CEO is eligible to receive ancillary benefits and social benefits such as company car, reimbursement of communications expenses, directors insurance, study fund, reimbursement of expenses incurred while fulfilling his position as well as generally accepted annual leave, sick and convalescence days.

On December 30, 2010 the Company's CEO was granted 3,000,000 phantom options at exercise price of NIS 10.206.

A component in the terms of the CEO's employment agreement is his right to annual bonus of up to 100% of his annual salary (without ancillary benefits),  for full compliance with the preset goals for each year. In addition, a bonus formula was fixed for performance exceeding these goals of up to 125% of his13.

On March 7, 2011 the Company's board of directors (upon receipt of the approval of the Company's compensations committee and audit committee) approved the bonus for the Company's CEO for 2010 in an amount equivalent to 123% of the CEO's annual salary, in the amount of NIS 2,388,000.

On March 14, 2011 the Company's board of directors (upon receipt of the approval of the Company's audit committee) approved the bonus for the Company's CEO for 2010 in an amount equivalent to 120% of the CEO's annual salary, in the amount of NIS 2,517,000. The goals for the CEO's bonus for 2011 were set by the board of directors in December 2010 based on the Company's annual work schedule for 2011 and included three14: (a) EBITDA goal for the Company (solo), which constitutes 70% of the bonus calculation; (b) parameters for the progress of the NGN project, constituting 15% of the bonus calculation; (c) a goal relating to private market telephony and internet customers, which constitutes 15% of the bonus calculation. The CEO's compliance with all the bonus goals set for him for 2011 was 120%.

B.	Gil Sharon

Employed as CEO of the subsidiary, Pelephone, under a personal employment agreement dated January 19, 2006. The agreement is for an unlimited period, and it may be terminated by either party at any time and for any reason with 12 months prior notice (by Pelephone) and 3 months prior notice (by Pelephone's CEO). His monthly salary is NIS 175,000 (gross), linked to the CPI. In addition, the CEO of Pelephone is entitled to receive ancillary benefits and social benefits such as telephone expenses, company car, study fund, reimbursement of expenses and generally accepted annual leave, sick and convalescence days.

On December 30, 2010 the Company's CEO was granted 3,000,000 phantom options at exercise price of NIS 10.206.

A component in the terms of the CEO's employment agreement is his right to annual bonus of up to 100% of his annual salary (without ancillary benefits),  for full compliance with the preset goals for each year. In addition, a bonus formula was fixed for performance exceeding these goals of up to 125% of his annual salary.

On March 3, 2011 the Company's board of directors (upon receipt of the approval of the board of directors of Pelephone and of the Company's compensations committee and audit committee) approved the bonus for the CEO of Pelephone for 2010 in an amount equivalent to 120% of the annual salary of the CEO of Pelephone, in the amount of NIS 2,329,000. As aforesaid, this amount which is for 2010 is not included in the foregoing remunerations table.

On March 14, 2012 the Company's board of directors (upon receipt of the approval of the board of directors of Pelephone and of the Company's audit committee) approved the bonus for the CEO of Pelephone for 2011, in an amount equivalent to 90% of the annual salary of the CEO of Pelephone for 2011, in the amount of NIS 1,900,000. The bonus goals for the CEO of Pelephone were set by the Company's board of directors in December 2010, following approval of the Company's audit committee and of the board of directors of Pelephone, based on Pelephone's work schedule for 2011, including: EBITDA goals (based on Pelephone's financial statements (solo)) which constitutes 65% of the bonus calculation, and a managerial goal relating to the cash flows from Pelephone's ongoing operations, constituting 35% of the annual bonus calculation for the CEO of Pelephone for 2011.15 The compliance of the CEO of Pelephone with all the bonus goals set for him for 2011 was 50%.

13
The CEO's eligibility for such bonus is subject to approval of the Company's audit committee and board of directors and is subject to the manager being employed with the Company at the end of the year for which the goals were set. If the manager will not be employed with the Company at the end of the year, his eligibility to the bonus, if at all, will be determined according to the assessment of the Board of Directors and not according to the goals set.

14
Levels were set for calculating the bonus with regard to each of the criteria based on rate of compliance. With regard to the EBITDA goal, it was determined that compliance with less than 95% for the EBITDA goal would not grant the CEO a bonus for this criteria, compliance with 95% -100% of the EBITDA goal would grant the CEO with 60% - 100% for this criteria, pro-rata, and compliance with over 100% for this goal would grant the CEO with 100% - 125% for this criteria.

15	See Footnote 14 above.

C.	Yitzhak Benbenisti

Employed as CEO of the subsidiary Bezeq International since November 6, 2007, under a personal employment agreement dated July 1, 2007. The agreement is for an unlimited period, and it may be terminated by either party at any time and for any reason with 6 months prior notice. His monthly salary is NIS 125,000 (gross), linked to the CPI. In addition, he is eligible to receive ancillary and social benefits such as company car, mobile phone, pension insurance, study fund, as well as generally accepted annual leave, sick and convalescence days.

On December 30, 2010 the CEO of Bezeq International was granted 2,000,000 phantom options at exercise price of NIS 10.206.

A component in the terms of the CEO's employment agreement is his right to annual bonus of up to 100% of his annual salary (without ancillary benefits),  for full compliance with the preset goals for each year. In addition, a bonus formula was fixed for performance exceeding these goals of up to 125% of his annual salary 16.

On March 7, 2011 the Company's board of directors (upon receipt of the approval of the board of directors of Bezeq International and of the Company's compensations committee and audit committee) approved the bonus for the CEO of Bezeq International for 2010 in an amount equivalent to 120% of the annual salary of the CEO of Bezeq International, in the amount of NIS 1,440,000. As aforesaid, this amount which is for 2010 is not included in the foregoing remunerations table.

On March 14, 2012 the Company's board of directors (upon receipt of the approval of the board of directors of Bezeq International and of the Company's audit committee) approved the bonus for the CEO of Bezeq International for 2011, in an amount equivalent to 125% of the annual salary of the CEO of Bezeq International for 2011, in the amount of NIS 1,875,000. The bonus goals for the CEO of Bezeq International were set by the Company's board of directors in December 2010, following approval of the audit committee and board of directors of Bezeq International, based on Bezeq International's work schedule for 2011, including: An EBITDA goal (based on the financial statements (solo) of Bezeq International) which constitutes 75% of the bonus calculation, and an additional goal relating to the success in handling the marine cable project, constituting 25% of the bonus calculation for the annual bonus of the CEO of Bezeq International for 201117. The rate of compliance of the CEO of Bezeq International with all the bonus goals set for him for 2011 was 125%.

D.	Alan Gelman

Employed by the Company as the deputy CEO and CFO under a personal employment agreement dated November 29, 2007, which became effective on February 15, 2008. The agreement is for an unlimited period, and it may be terminated by either party at any time and for any reason with 6 months prior notice. The salary of the deputy CEO and CFO is NIS 130,000 and is linked to the CPI published in January 2008 (in the reporting year his gross salary amounted to NIS 147,000. In addition, the deputy CEO and CFO is eligible to receive ancillary benefits and social benefits such as company car, communications expenses, study fund, reimbursement of expenses, as well as leave, sick and convalescence days.

16	See Footnote 13 above.
17	See Footnote 14 above.

On March 7, 2008, 3,500,000 options18 were allotted to the deputy CEO and CFO at an exercise price of NIS 5.50 (adjusted for distribution of dividend). The B&S value of all the options allotted to the deputy CEO and CFO, as at allotment date, is NIS 10.518 million.

The deputy CEO and CFO's bonus was limited to 80% of his annual salary for meeting 100% of the goals stipulated above, however the Company's Board of Directors is entitled to consider increasing the bonus to more than 80% of the annual salary, subject to the approval of the Company's audit committee.

On March 7, 2010 the Company's board of directors (upon receipt of the approval of the Company's compensations committee and audit committee) approved a bonus for the deputy CEO and CFO for 2010 in an amount of NIS 1,386,000. As aforesaid, this amount which is for 2010 is not included in the foregoing remunerations table.

On March 14, 2011 the Company's board of directors (upon receipt of the approval of the Company's audit committee) approved the bonus for the deputy CEO and CFO for 2010 in an amount equivalent to 78% of the deputy CEO and CFO's annual salary, in the amount of NIS 1,371,000.  The goals for the deputy CEO and CFO's bonus for 2011 were set by the board of directors in December 2010 based on the Company's annual work schedule for 2011 and included several criteria19: (a) EBITDA goal (Group), which constitutes 50% of the bonus calculation; (b) personal-managerial goals that together constitute 40% of the bonus calculation; (c) the Chairperson's assessment constituting 10% of the bonus calculation.

The rate of compliance of the deputy CEO and CFO with all the bonus goals set for him for 2011 was 97%.

E.	Ran Guron:

Employed as VP marketing in the Company since December 18, 2005, under a personal employment agreement dated December 18, 2005. On March 16, 2011, the Company's board of directors approved his appointment as deputy CEO of the Company in addition to his role as VP marketing of the Company. The agreement is for an unlimited period, and it may be terminated by either party at any time and for any reason with 6 months prior notice. The monthly salary of the deputy CEO and VP marketing in 2011 is NIS 90,000 (from date of appointment as deputy CEO), and this amount is linked to the CPI. In addition, Mr. Guron is eligible to receive ancillary and social benefits such as company car, mobile phone, pension insurance, study fund, as well as generally accepted annual leave, sick and convalescence days.

On February 4, 2008 Mr. Guron was allotted 900,000 options at exercise price of NIS 5.5. The B&S value of all the options allotted as aforesaid, as at allotment date, is NIS 2,599,000.

On December 30, 2010 the Company's board of directors approved a bonus plan for executive officers in the Group, including the deputy CEO and VP marketing, under which Mr. Guron was allotted 400,000 phantom options at exercise price of NIS 10.206.

A component in the terms of the employment agreement of the deputy CEO and VP marketing is his right to annual bonus of up to 50% of his annual salary (without ancillary benefits),  for full compliance with preset goals for each year. In addition, a bonus formula was fixed for performance exceeding these goals of up to 62.5% of his annual salary.

On March 7, 2011 the Company's board of directors (upon receipt of the approval of the Company's compensations committee and audit committee) approved a bonus for the VP marketing for 2010 in an amount of NIS 512,000. As aforesaid, this amount which is for 2010 is not included in the foregoing remunerations table.

On March 14, 2011 the Company's board of directors (upon receipt of the approval of the Company's audit committee) approved the bonus for the Company's deputy CEO and VP marketing for 2011 in an amount equivalent to 56% of the his annual salary, in the amount of NIS 591,000. The bonus goals for the VP marketing were set by the Company's board of directors in December 2010 based on the Company's annual work schedule for 2011 and included: an EBITDA goal for the Company (solo), which constitutes 40% of the bonus calculation; a NGM goal that constitutes 10% of the bonus calculation; personal-managerial goals that constitute 40% of the bonus calculation; and a manager's assessment goal constituting 10% of the bonus calculation20. The rate of compliance of the deputy CEO and VP marketing with all the bonus goals set for 2011 was 113%.

18
One-third of the options vest one calendar year after the grant date, another third of the options vest after two calendar years from the grant date and the final third of the options vest after three calendar years from the grant date. Shortly prior to the publication of the financial statements, all of the deputy CEO and CFO's options had vested. The options are exercisable from the end of the vesting period of each tranche of options until five years have elapsed from the vesting date of the third tranche of options. The option remuneration is granted pursuant to the option plan for managers and senior officers (2007) as reported in the Company's immediate report dated December 25, 2007

19	See Footnote 14 above.
20	See footnote 14 above.

Other interested parties who receive remuneration from the Company

A.
Rami Nomkin, an employee director employed with the Company, under Bezeq's community contributions dealing with employee volunteer work, transferred from the Ministry of Communications, since 1966. All the remunerations paid to Mr. Nomkin are due to his being an employee of the Company and not for his service as a Company director. Mr. Nomkin’s total salary for 2011 amounted to NIS 555,000 and is linked to the professional salary tables. This salary includes a bonus for 2011 in the amount of NIS 19,556 which has not yet been paid and which was set in accordance with the criteria for all the Company's employees, based on the Company's EBITDA results and NGN goals.

On January 25, 2011 the Company's general meeting approved allotting 47,774 options to Mr. Nomkin, at an exercise price of NIS 7.457 (subject to adjustments for the distribution of dividend), under a material private placement report for an employee director dated December 20, 2010. The Black and Scholes value of all the options allotted to Mr. Nomkin is NIS 182,00021. The options were allotted to Mr. Nomkin as an employee of the Company and not for his service as a Company director.

B.
Yehuda Porat, an employee director, serves as manager of the Company's security and safety department and is employed by the Company under a personal employment agreement dated October 29, 2007 (which was updated in May 2009).  The agreement is for an unlimited period, and it may be terminated by either party at any time and for any reason with 3 months prior notice. The entire remuneration (including options as set forth below) are paid to Mr. Porat for his being a Company employee and not for his service as a Company director. . Mr. Porat’s salary is linked to the CPI. The total remuneration paid to Mr. Porat for 2011 amounted to NIS 714,000. This salary includes a bonus for 2011 (which has not yet been paid) in the amount of NIS 95,000, which is subject to the approval of the general meeting of the Company's shareholders, which is to convene on April 24, 2012. The bonus was set in accordance with compliance with goals and administration assessment.

On May 3, 2009 the Company's general meeting approved allotting 100,000 options to Mr. Porat, at an exercise price of NIS 5.9703 (subject to adjustments for the distribution of dividend), under a material private placement report for an employee director dated January 21, 2009. The B&S value of all the options allotted to Mr. Porat, as at allotment date, is NIS 297,000.22

On January 25, 2011 the Company's general meeting approved allotting 39,681 options to Mr. Porat, at an exercise price of NIS 7.457 (subject to adjustments for the distribution of dividend), under a material private placement report for an employee director dated December 20, 2010. The Black and Scholes value of all the options allotted to Mr. Porat is NIS 151,00023. The options were allotted to Mr. Porat as an employee of the Company and not for his service as a Company director.

C.
Remuneration of two external directors is based on the maximum tariffs prescribed in the Companies Regulations (Rules Concerning Remuneration and Expenses for an External Director), 2000 (for external expert directors) linked to the CPI as set in said regulations and which was updated under an amendment which took effect on March 6, 2008 and which was approved by the general meeting on June 1, 2008. The remuneration for 2011 for Mr. Mordechai Keret is NIS 393,163 and for Mr. Yitzhak Edelman is NIS 357,805 (including the reimbursement of travel expenses, pursuat to the approval of the general meeting).

D.
Remuneration for two independent directors  is based on the maximum tariff (for an expert external director) as prescribed in the Companies Regulations (Rules Concerning Remuneration and Expenses for an External Director), 2000, linked to the CPI as set in said regulations and which was updated under the foregoing amendment. The remuneration in 2011 for Mr. Mordechai Keret is NIS 325,948 and for Mr. Yitzhak Edelman is NIS 350,255 (including the reimbursement of travel expenses, pursuant to the approval of the general meeting).

21
One-third of the options vest one calendar year after the grant date, another third of the options vest after two calendar years from the grant date and the final third of the options vest after three calendar years from the grant date. The options are exercisable from the end of the vesting period of each tranche of options until five years have elapsed from the vesting date of the third tranche of options.

22      See foregoing footnotes21.
23	See foregoing footnotes21.

E.
Eurocom Communications Ltd. management fees  On June 10, 2010 the Company's general meeting approved signing an agreement with Eurocom Communications Ltd. ("Eurocom Communications"), the controlling shareholder (indirectly) of the Company, for consultancy and management services for a period of three years as of June 1, 2010 through to May 30, 2013 in return for an annual fee of USD 1.2 million (for a description of the main points of the agreement, see section 2.29.5B to the Notes to the financial statements). For the period June 1, 2011 through to December 31, 2011, the amount of NIS 4,305,900 (before VAT) was paid to the consultancy company for the consultancy services.

8.	Standard 21A: The controlling shareholder of a company

A.	Controlling Shareholder at Reporting Date

To the best of the Company's knowledge, the final controlling shareholder of the Company is Mr. Shaul Elovitch24, through his holdings in Eurocom Holdings (1979) Ltd. ("Eurocom Holdings"), Eurocom Assets Holdings Ltd., Eurocom Assets Ltd., Eurocom Technologies Management (2005) Ltd., Eurcom Communications Holdings 2005 Ltd., and his holdings (direct or indirect) in Eurocom Communications Ltd. ("Eurocom Communications"), the controlling shareholder in Internet Gold-Golden Lines Ltd., ("Internet Gold"), which controls B Communications Ltd. (“B Communications”), the controlling shareholder (wholly owned) of B Communications (S.P. 1) Ltd. ("B Communications 1") and its wholly owned subsidiary, B Communications (S.P. 2) Ltd. ("B Communications 2"), which holds 843,873,713 of the Company's shares. Each of the aforesaid companies is also considered to be a controlling shareholder in the Company under the Securities Law. Furthermore, pursuant to the Law, the Company deems Mr. Yosef Elovitch25, the brother of Mr. Shaul Elovitch, as a joint shareholder with Mr. Shaul Elovitch, and therefore as a controlling shareholder in the Company.

It should be noted that Ms Iris Elovitch, the wife of Mr. Shaul Elovitch holds a negligible amount of Bezeq shares (see description of Mr. Shaul Elovitch's holdings as set forth in section 10 below and footnote 31), and Ms. Elovitch and other family members of Mr. Shaul Elovitch hold shares of Internet Gold and BComm in negligible amounts of their issued and paid-up share capital.

It is noted that 814,211,545 of Bezeq shares owned by B Communications 2, are held in trust by Poalim (Romema) Trustees Ltd., as trustee for B Communications (S.P. 2) Ltd as the owners on the one hand, and for entities who provided finance for the acquisition of the shares under a financing agreement dated February 11, 2010, as holders of a first ranking lien on the shares, on the other hand.

It is further noted that 29,662,168 Bezeq shares are owned by B Communications 2, are held directly by B Communications 2 and are not subject to the current trust arrangement.

9.	Standard 22: Transactions with the controlling shareholder

Below are particulars, to the best of the Company's knowledge, concerning all transactions with the controlling shareholders of the Company, or in which the controlling shareholders have a personal interest ("transaction with the controlling shareholders"), which the Company, its subsidiaries or its related companies (together - "the Group") engaged in during the reporting year or subsequent to the end of the reporting year and until the date on which this report is submitted, or which is still valid at the reporting date:

24
To the best of the Company's knowledge, the controlling shareholders in Eurocom Communications are as follows: A. Eurocom Holdings (1979) Ltd. holds 50.33% of the issued and paid-up share capital of Eurocom Communications; Eurocom Holdings (1979) Ltd. is a private company owned by Mr. Shaul Elovitch who holds 80% of its ordinary shares and 75% of its administration shares and his brother, Mr. Yosef Elovitch holds 20% of the ordinary shares and 25% of the administration shares; B. 4 private companies owned by Mr. Shaul Elovitch and his brother, Mr. Yosef Elovitch (with holdings of 80% and 20% respectively), which hold 49% of the issued and paid-up share capital of Eurocom Communications (Eurocom Assets Holdings Ltd., Eurocom Assets Ltd., Eurocom Technologies Management (2005) Ltd., and Eurocom Communications Holdings 2005 Ltd.); B. Mr. Shaul Elovitch, who holds 0.67% of the issued and paid-up share capital of Eurocom Communications.

25	See footnote 24 above.

A.	General - Negligible Procedures

On March 7, 2011, the Company’s Board of Directors resolved to adopt guidelines and regulations to classify a transaction of the Company, its subsidiary or associate with an interested party as a negligible transaction, which is not an extraordinary transaction, as set out in Regulation 41(A)(6) of the Securities Regulations (Annual Financial Statements), 2010 ("Financial Statements Regulations"). These guidelines and regulations are also used to examine the scope of disclosure in periodic reports and prospectuses (including shelf offering reports) regarding a transaction of the Company, a company under its control and a subsidiary or associate with a controlling shareholder or in which the controlling shareholder has a personal interest as set out in Regulation 22 of the Securities Law (Periodic and Immediate Reports), 1970 ("Periodic Report Regulations") and Article 54 of the Securities Regulations (Prospectus Details and Draft Prospectus – Structure and Form), 1969, and to examine the need to submit an immediate report for such transaction of the Company, as set out in Regulation 37(A)(6) of the periodic reports regulations (types of transactions determined in the financial statements regulations, the periodic reports regulations and the prospectus details regulations referred to above. (“interested party transactions”).

From time to time, the Company and its subsidiaries or associates carry out negligible transactions, which are not extraordinary transactions, with an interested party in the Company or with related parties, of the  types and nature detailed  below: Transactions for the sale or purchase of products and services, such as communication products and services, including fixed-line and cellular handsets, software development products and services, maintenance services, voice-mail service agreements, rental transactions of real estate properties and advertising services.

In the absence of special, qualitative considerations in the circumstances, a transaction that is in the Company’s regular course of business, is carried out in market conditions and it has no material effect on the Company, shall be deemed negligible if all the following parameters exist:

1.	The amount of the transaction does not exceed NIS 10 million.26

2.	The Company is not required to issue an immediate report for the transaction under Article 36 of the periodic reports regulations or any other law.

3.	The transaction does not address the employment terms (as set out in the Companies Law, 1999 ("the Companies Law")) of the interested parties or their relatives.

According to the provisions of the Companies Law, as may be from time to time, once a year prior to publication of the annual reports, the audit committee will review the parameters set out above, and the need to update them.

In general, each transaction will be tested separately for negligibility. Notwithstanding the aforesaid, separate transactions that are part of the same continuing transaction or very similar transactions that are carried out routinely and repeatedly, will be tested as one transaction on an annual basis for negligibility, provided the scope of the transaction does not exceed NIS 10 million, as set out above.

The Board of Directors may, from time to time and at its discretion, amend the parameters for a negligible transaction. This amendment will be duly reported.

B.	Negligible transactions:

During the reporting period, the Group carried out negligible transactions, which are not extraordinary transactions, with interested parties in the Company or which the controlling shareholder has a personal interest, of the types and nature stipulated in the negligible transactions above. See also Note 30 to the financial statements. The Group's transactions with a controlling shareholder or in which the controlling shareholder has a personal interest, and which are not extraordinary, are classified by the Company as negligible or not negligible, based on the guidelines in the negligible procedures.

26	This is an amount less than 0.1% of the Company's assets and of its revenues.

C.	Transactions that are not negligible:

Transactions included in section 270(4) of the Companies Law

1.	Agreements to purchase satellite terminal equipment27

A.
On April 13, 2011 the general meeting of the shareholders of the Company (following approval of the audit committee and the board of directors) approved the Company's vote at the general meeting of DBS in favor of DBS's engagement with ADB and Eurocom in the following transactions: (a) Acquisition of yesMaxHD converters, based on the framework agreement, and upgrade (partial or full, at the discretion of DBS) of the hard-drives of the converters, at a total cost of USD 10.3 million. The price set is for marine shipment. Should the Company require earlier delivery that requires air shipment, DBS will pay Eurocom the extra cost for air delivery. (b) Receipt of dollar credit from Eurocom Digital Communications for another 60 days (“the additional credit period”) for the purchase of the converters. The payment terms set out in the framework agreement is EOM + 35 and for the additional credit period, DBS will pay interest at a rate of 1% (6% in nominal annual terms). The average amount of the credit is estimated as NIS 11 million and payment of the annual interest is estimated as NIS 578,000; (c) purchasing power supply packs for yesMaxHD converters from Eurocom and from ADB, for the period through May 31, 2012, at a total cost of USD 131,000.  For further information, including pertaining to the matter of controlling shareholders who have a personal interest, see transaction report and notice of convening of an extraordinary general meeting published by the Company on May 8, 2011, noted here by way of reference.

B.
On August 4, 2011 the general meeting of the shareholders of the Company (following approval of the audit committee and the board of directors) approved the Company's vote at the general meeting of DBS in favor of DBS's engagement in the following transactions: (1) an additional order, further to the order in subsection (b), of yesMaxHD decoders from Eurocom Digital Communications and from ADB, based on an existing framework, and upgrading (partial or full optional at the discretion of DBS) the hard drives of the converters at an overall cost of USD 20.7 million  (The price set is for marine shipment. Should the Company require earlier delivery that requires air shipment, DBS will pay Eurocom the extra cost for air delivery).  and to receive suppliers credit in dollars for a further period of 60 days (“the additional credit period”) from Eurocom for the purchase of the converters. The payment terms set out in the framework agreement is EOM + 35 days and for the additional credit period, DBS will pay interest at a rate of 1% (6% in nominal annual terms). The scope of the credit is estimated at an average of NIS 12 million and payment of the annual interest is estimated as NIS 724,000. For further information, including pertaining to the matter of controlling shareholders who have a personal interest, see transaction report and notice of convening of an extraordinary general meeting published by the Company on June 28, 2011, noted here by way of reference.

C.
On February 2, 2012 the board of directors of the Company, following approval of the audit committee, approved the amendment to DBS's engagement with Eurocom and ADB, which was approved by the general meeting of the shareholders on August 8, 2011, ("the original engagement") as set forth in section 1.b. above. Accordingly, it was proposed to amend the agreement with regard to some of the converters (approx. 50% of the original quantity approved) so that the addition to the maximum over cost of the original engagement (due to the rise in hard drive prices as set forth in this report) will be up to USD 1.053 million. Such approval requires the approval of the general meeting of the Company's shareholders which is set for March 27, 2012.

D.
On March 7, 2012, the Company’s board of directors approved an agreement with DBS (after approval of the audit committee), as follows: (1) an additional order, further to the order in subsection (b), of new yesMaxTotal3 decoders from Eurocom Digital Communications and from ADB, based on an existing framework agreement, and upgrading (partial or full optional at the discretion of DBS) the hard drives of the converters, at an overall cost of USD 9.8 million.28 In addition, DBS will be entitled, without payment, to development days equivalent to a total value of NIS 105,000 for converter upgrading in the future; DBS will be given the option, at its exclusive discretion, to acquire handling services at manufacture ordering stages, for holding and storage of inventories in Israel, and for delivery to DBS warehouses. If DBS decides to exercise the foregoing option, for all the converters, the additional payment will be up to USD 250,000 for the entire quantity approved under this engagement. The approval includes approval for DBS to exercise the option if it so chooses, at its discretion. (2) Receipt of dollar credit from Eurocom Digital Communications for another 60 days (“the additional credit period”) for the purchase of the converters. The payment terms set out in the framework agreement is EOM + 35 days and for the additional credit period, DBS will pay interest at a rate of 1% (6% in nominal annual terms). The scope of the credit is estimated at an average of NIS 15 million and accordingly, payment of the interest is estimated as NIS 437,000. The approval of sections 1-2 above, requires the approval of the general meeting of the Company's shareholders which was called for April 24, 2012. 3) An order of power supply packs for yesMaxHD converters from Eurocom Digital Communications and from ADB, for a period until December 31, 2012, at a total cost of USD 130,000.

27
For the sake of caution, the agreements specified in this section were brought or will be brought, as the case may be, for approval by the general meeting of the shareholders of the Company in accordance with section 275 of the Companies Law, pursuant to the conditions prescribed in the Ministry of Communications approval for the transaction for the acquisition of control in the Company by B Communications (see section 1.1.3.A.1 of Chapter A of the periodic report).

28	The set price is for marine shipment. Should the Company require earlier delivery that requires air shipment, DBS will pay Eurocom the extra cost for air delivery.

2.	Amendment of letters of indemnification for directors and officers who are controlling shareholders or their relatives

On October 26, 2011, the Company's general meeting approved (subsequent to the approval of the Company's audit committee and the board of directors) to approve an amendment to the letters of indemnification granted to officers currently employed in the Company and who are directors, or officers who are controlling shareholders of the Company, or their relatives, with regard to the  Securities Authority Streamlining of Administrative Enforcement Law, so that the amended letters of indemnification will also allow indemnity for officers regarding payment to victims of the infringement, (under section 52BBB(a)(1)(a) to the Securities Law) or for expenses expended by the officer with regard to proceedings held concerning him/her under Chapters E3, E4 or I1 of the Securities Law or in accordance with mark D of the fourth chapter of the ninth part of the Companies Law, including reasonable litigation expenses, and including legal fees. In accordance with the foregoing, for approval of letters of indemnification to all currently serving officers in the Company who are controlling shareholders or their relatives, in the amended version attached as an appendix to the Immediate Report issued by the Company on September 12, 2011.

For further information, including pertaining to the matter of controlling shareholders who have a personal interest, see transaction report and notice of convening of an extraordinary general meeting published by the Company on September 12, 2011, noted here by way of reference.

It should be noted that the foregoing letters of indemnification were also amended with regard to the rest of the officers in the Company.

3.	Framework transaction for D&O liability insurance

On April 13, 2011 the general meeting of the Company’s shareholders (subsequent to approval by the Company's audit committee and board of directors) approved a framework transaction, subject to approval by the general meeting for a period of three years from April 14, 2011 through to April 13, 2014, for the Company's engagement, during the normal course of business, in future insurance policies to cover the liability of directors and officers, as may be from time to time, including directors and officers who are or who are likely to be considered controlling shareholders in the Company, and all by way of a framework transaction as defined in the Companies Regulations (Reliefs in Transactions with an Interested Party), 2000 ("the Relief Regulations"). The Company will acquire a policy with a liability limit of USD 100 million per claim and in total for each insurance year, and up to USD 20 million per claim and in total for the insurance period for legal expenses in Israel only. Furthermore, the accumulative liability limit for subsidiaries is half of this amount (as part of the above liability limit). The annual premium that the Company will pay will not exceed USD 185,000 with the addition of up to 20% of this amount. The Company will be permitted to acquire insurance with liability limit exceeding USD 100 million provided that the annual premium that the Company will pay will not exceed USD 185,000 with the addition of up to 20% of this amount. Any purchase of a new insurance policy in the future as mentioned above will be approved by the Company’s audit committee and the Board of Directors, which will determine whether it complies with the terms of the framework transaction.

4.	Engagement in an officers liability insurance policy for one year

A.
On April 13, 2011 the general meeting of the Company's shareholders (subsequent to approval by the Company's audit committee and the board of directors), approved the Company engaging in a directors and officers liability insurance policy for one year as of April 14, 2011 through April 13, 2012. The annual premium that the Company will pay is USD 185,000. The liability limit is USD 100 million per claim and and in total for each insurance year, and up to USD 20 million per claim or in total for the insurance period for legal expenses in Israel only Furthermore, the accumulative liability limit for subsidiaries is half of this amount (as part of the above liability limit).

B.
On March 7, 2012 the Company's board of directors, subsequent to approval of the audit committee and after determining that it complies with the terms of the foregoing framework transaction, decided to approve the Company engaging in a directors and officers liability insurance policy for one year from April 14, 2012 through April 13, 2013. The Company will pay an annual premium of up to USD 220,000. The liability limit is USD 100 million  per claim and in total for each insurance year, and up to USD 20 million per claim and in total for the insurance period for legal expenses in Israel only. The agreement was approved, including with regard to directors who are controlling shareholders or their relatives, in accordance with the Relief Regulations. Accordingly, in the event that an objection is lodged as stipulated in Regulation 1C(a) of the Relief Regulations, the policy will require the approval of the general meeting by majority vote as set forth in section 275 of the Companies Law.

Transactions not included in section 270(4) of the Companies Law and are not negligible

1.	Raising of debt by DBS

On March 7, 2011 the Company's board of directors (subsequent to approval of the audit committee) approved the Company's vote in the general meeting of shareholders of DBS in favor of raising of debt by DBS in a total amount of up to NIS 120 million.

2.	Confirmation of receipt of preliminary commitments to purchase debentures

On June 28, 2011, the Board of Directors of the Company approved (after approval of the Audit Committee) preliminary commitments from Eurocom Capital Underwriting Ltd. ("Eurocom Capital Underwriting Ltd.") (a company indirectly controlled by Eurocom Communications Ltd., the indirect controlling owner of the Company), in the tender for classified investors regarding a public offering of Debentures (Series 6 to 8) ("the Institutional Tender") In the Company's institutional tender of June 28, 2011, preliminary commitments were received from Eurocom Capital Underwriting amounting to 5% of the total debentures relevant to the preliminary commitments from classified investors for each of the Debentures Series (6 to 8). As of reporting date Eurocom Capital Underwriting has no remaining debentures of Series 6-8 as specified above.

10.	Regulation 24: Holdings of interested parties and senior officers in shares and other securities of the Company, a subsidiary or related company, as close as possible to the reporting date.

A.	Company shares and securities convertible into shares of the Company

Name of holder	Type of security29	Number of convertible NIS securities - ratio 1:1	Number of NIS 1 par value shares	Rate of holding in votes and in equity 30	Number of NIS 1 par value shares Fully diluted	Percentage of holding Fully diluted
B. Communications Ltd.	Ordinary shares	-	843,873,713	31.09%	843,873,713	30.18%
Amikam Shorer (Director)	Ordinary shares	-	41,869	0.00%	41,869	0.00%
Rami Nomkin (Director)	2010 Options	47,774	-	0.00%	47,774	0.00%
Yehuda Porat (Director)	Executive options	100,000	-	0.00%	100,000	0.00%
	2010 Options	39,681	-	0.00%	39,681	0.00%
Avi Gabbay (CEO)	Ordinary shares	-	1,561,885	0.06%	1,561,885	0.06%
Shaul Elovitch (Chairman of Board of Directors)31	Ordinary shares	-	72,360	0.00%	72,360	0.00%
Alan Gelman - (Deputy CEO and CFO)	Ordinary shares		750,000	0.03%	750,000	0.03%
Linor Yochelman (Company Secretary)	2010 Options	41,000	-	0.00%	41,000	0.00%
Danny Oz (Accountant)	Ordinary shares	-	34,815	0.00%	34,815	0.00%
	Executive options	100,000	-	0.00%	100,000	0.00%
	2010 Options	50,000	-	0.00%	50,000	0.00%
Lior Segal (Internal Auditor)	2010 Options	41,000	-	0.00%	41,000	0.00%
Gil Sharon (CEO of Pelephone)	Executive options	876,000	-	0.00%	876,000	0.06%
Yuval Keinan (VP Engineering and Network)	Executive options	100,000	-	0.00%	100,000	0.01%
Ran Guron (VP Marketing)	Executive options	300,000	-	0.00%	300,000	0.01%
Itamar Harel (VP, Manager of Private Division)	Executive options	375,000	-	0.00%	375,000	0.01%
Eyal Kamil (VP Operations and Logistics)	Executive options	375,000	-	0.00%	375,000	0.01%
Yaakov Paz (VP, Manager of Business Division)	Executive options	300,000	-	0.00%	300,000	0.01%
Ehud Mezuman (VP Human Resources)	Executive options	233,334	-	0.00%	233,334	0.01%
	ordinary shares		6,282	0.00%	6,282	0.00%
Sharon Fleischer Ben Yehuda (VP Regulation)	Executive options	233,334	-	0.00%	233,334	0.01%
David Mizrachi (VP Economics and Budget)	Executive options	300,000	-	0.00%	300,000	0.01%
Amir Nahlieli (VP and Legal Counsel)	Executive options	700,000	-	0.00%	700,000	0.03%
Guy Hadass (VP Corporate Communications)	Executive options	33,334	-	0.00%	33,334	0.00%

29
"Executive Options" - options allotted under the options plan for senior managers and employees dated 2007 - see section 11.C; " 2007 Options" - options allotted under employee options plan dated 2007 - see section 11.B; "2010 Options" - options allotted under the employee options plan dated 2010 - see section 11.D.

30	Holdings below 0.01% are noted as 0.00%.
31
Shares held by Mrs. Iris Elovitch, wife of the indirect controlling shareholder and Chairman of the Board of Directors, Mr. Shaul Elovitch. The shares were purchased prior to transfer of control in 2006.

B.	The Company’s other securities

As at the date of the periodic report, 733,416,725 Debentures (Series 5) of the Company are held by the subsidiary, Bezeq Zahav (Holdings) Ltd.

C.	Securities of a related company

As at the date of the periodic report, 15,015 DBS shares, constituting 50.22% of the issued equity are held by Eurocom DBS Ltd., a company indirectly controlled by Mr. Shaul Elovitch (the indirect controlling shareholder of the Company). For further information pertaining to trusteeship of these shares pursuant to the conditions of the regulatory approvals for the acquisition of control of the Company by B Communications, see section 1.3.1 of Chapter A of the periodic report - Description of the Company's Businesses.

11.	Regulation 24 A: Registered capital, issued capital, and convertible securities

A.	Registered capital and issued capital

The Company's registered equity as at the date of the periodic report is 2,825,000,000 ordinary shares of NIS 1 par value each.

The Company's issued and paid-up share capital as of the date of the periodic report is 2,715,537,341 ordinary shares of NIS 1 par value each.

B.
2007 Employee Options Plan: under an outline dated February 22, 2007, 78,151,368 options were allotted to employees. These options are exercisable into ordinary shares of NIS 1 par value each of the Company (including 59,574 options allotted to two employee directors on January 2, 2008 under the private placement report dated October 29, 2007). As of the publication date of the periodic report, 76,240,224 options have been exercised into shares and the balance of unexercised options is 1,911,144. The foregoing 2007 employee options plan expires on March 24, 2012.

C.
The 2007 Options Plan for Managers and Senior Employees Under the options plan for managers and senior employees, which  includes up to 65,000,000 options earmarked for exercise into up to 65,000,000 Company shares (less disposals), as at the date of the periodic report 59,050,001 options, exercisable into ordinary shares of NIS 1 par value each of the Company, have been allotted. As at the publication date of the periodic report, 48,313,581 of these options have been exercised into shares and the balance of unexercised options is 10,703,086.

D.
2010 Employee Options Plan: In accordance with the employee options plan, which includes up to 70,000,000 shares of the Company of NIS 1 par value each (which includes 87,455 options allotted to two employee directors, on January 25, 2011 under a private placement report dated December 20, 2010), 67,963,584 options are exercisable into ordinary shares of NIS 1 par value each were allotted under an outline dated December 20, 2010. As at the publication date of the periodic report, 132,271 of these options have been exercised into shares and the balance of unexercised options is 67,831,313.

E.	Treasury shares The issued equity of the Company does not include treasury shares.

12.	Regulation 24B: Register of Shareholders

The Company's Register of Shareholders is presented in this report by way of reference to the Company's statement of equity and from the registered securities of the Company and adjustments made on March 12, 2012.

13.	Regulation 25A Registered Address of the Company

Address: 132 Menachem Begin Avenue, Azrieli Center, (Triangle Tower), 27th Floor, Tel Aviv

Telephone 1:  03-626-2200; Telephone 2: 03-626-2201; Fax: 03-626-2209

Email: linoryo@bezeq.co.il (Company Secretary).

14.	Regulation 26: Directors of the company

A.	(1)	Name: Shaul Elovitch I.D. 042089367.
	(2)	Date of birth: January 4, 1948
	(3)	Address for delivery of court notices: 2 Dov Friedman Street, Ramat Gan, 52503
	(4)	Citizenship: Israeli
	(5)	Membership on Board of Directors Committees: Chairperson of the Board of Directors, member of Security Committee.
	(6)	The director is not an external director.
	(7)	Employee of the Company, a subsidiary, related company or interested party: Yes, see particulars below.
	(8)	Date of commencement of tenure: April 14, 2010
(9)
Education and employment during the past five years and details of the companies in which he serves as a director:
Chairman and owner of Eurocom Group.
The companies in which he serves as a director –
Pelephone Communications Ltd. – Chairman; Bezeq International Ltd. – Chairman; Bezeq Zahav (Holdings) Ltd. – Chairman; Walla! Communications Ltd; Bezeq Online Ltd. – Chairman; D.B.S. Satellite Services Ltd; Eurocom Holdings (1979) Ltd. – Chairman; Eurocom Communications Holdings 2005 Ltd; Eurocom Technologies Management (2005) Ltd.; Eurocom Assets Ltd.; Eurocom Assets Holdings Ltd; Eurocom General Management Ltd.; Eurocom Communications Ltd. - Chairman; Eurocom Cellular Communications Ltd. - Chairman; Eurocom Industries (1986) Ltd. – Chairman; Eurocom Digital Communications Ltd. – Chairman; Trans-Global PTE Ltd. - Chairman; D.M.  (3000) Engineering Ltd.; Space Communication Ltd.; Satcom Systems Ltd.;  Gilat Satcom Ltd.; Gaya Com Ltd.; IP Planet Network Ltd.; Satlink Communication Ltd.; Internet Gold – Golden Lines Ltd. – Chairman; B Communications Ltd. – Chairman; E.G.R.E Ltd.; B Communication (S.P. 1) Ltd.; B Communication (S.P. 2) Ltd.; Gold Mind Media Ltd. – Chairman; Eurocom Media-Net Holdings Ltd.; Eurocom Networks 21 Ltd.; Eurocom Networks and Technologies Ltd; Eurocom DBS Ltd. – Chairman; Eurocom Holdings and Investment Ltd.; Eurocom Management and Investment Ltd.; Eurocom Investment Management 2005 Ltd.; Eurocom Real Estate Ltd.; Mivnei Dolinger Construction and Investment Ltd.; Mivnei Dolinger (City Gate) Construction and Investment Ltd.; R.F.  Investments and Promotion 1988 Ltd.; Continental – Construction & Investment Company – D.A.  Ltd.; Eurocom Project Management (1990) Ltd.; MNB  Tulip Trustees (2002) Ltd.; Shem VeTehila Assets and Investments Ltd.

(10)
Related to other interested parties in the Company: Father of Or Elovitch and father-inlaw of Orna Elovitch Peled who, inter alia, serve as officers in Bezeq and its subsidiaries and/or related companies. Brother of Yosef Elovitch, a controlling shareholder  (through holdings) of Bezeq.

	(11)	The Company considers the director as having accounting and financial expertise

B.	(1)	Name: Yitzhak Edelman I.D. 50066174
	(2)	Date of birth: July 1, 1950
	(3)	Address for delivery of court notices: 9 Rachel Hameshoreret Street, Herzliya.
	(4)	Citizenship: Israeli
	(5)	Membership on the Board of Directors Committees: Audit Committee, Committee for examining financial statements.
	(6)	The director is an external director.
	(7)	Employee of the Company, a subsidiary, related company or interested party: No.
	(8)	Commencement of tenure: February 1, 2008 (Mr. Edelman's tenure was extended for a further 3 years as of February 1, 2011).
(9)
Education and employment during the past five years and details of the companies in which he serves as a director:
BA Accounting and Economics from Tel Aviv University; Advanced Business Management course at Harvard.
Coordinator of Financial Management course for MA Accounting and Economics at Bar Ilan University.
2005 – 2007 Deputy CEO and CFO at Ness Technologies Ltd.
The companies in which he serves as a director – Bank of Israel; AVT; Love Foundation (Beit Issie Shapiro); Beit Zvi - School of Performing Arts.

	(10)	Related to another interested party in the Company: No.
	(11)	The Company considers the director as having accounting and financial expertise and as an external expert director.

C.	(1)	Name: Orna Elovitch-Peled I.D. 028735587.
	(2)	Date of birth: June 8, 1971
	(3)	Address for delivery of court notices: 2 Dov Friedman Street, Ramat Gan, 52503
	(4)	Citizenship: Israeli
	(5)	Membership on Board of Directors Committees: No.
	(6)	The director is not an external director.
	(7)	Employee of the Company, a subsidiary, related company or interested party: No (other than serving as a member of the board of subsidiaries.
	(8)	Date of commencement of tenure: April 14, 2010
(9)
Education and employment during the past five years and details of the companies in which she serves as a director:
B.Sc. majoring in Finance and Economics, New York Institute of Technology.
2001-2005: CEO, McCann Boutique; 2005-2009:
The companies in which she serves as a director – D.B.S. Satellite Services (1998) Ltd. and Bezeq International Ltd.

	(10)	Related to other interested parties in the Company: Wife of Mr. Or Elovitch, a director at the Company and daughter-in-law of Mr. Shaul Elovitch, the controlling shareholder (through holdings).
	(11)	The Company does not consider the director as having accounting and financial expertise

D.	(1)	Name: Or Elovitch I.D. 038475117
	(2)	Date of birth: May 24, 1976
	(3)	Address for delivery of court notices: 2 Dov Friedman Street, Ramat Gan, 52503
	(4)	Citizenship: Israeli
	(5)	Member of Board of Directors Committees: No
	(6)	The director is not an external director.
	(7)	Employee of the Company, a subsidiary, related company or interested party: Yes, see particulars below.
	(8)	Date of commencement of tenure: April 14, 2010
(9)
Education and employment during the past five years and details of the companies in which he serves as a director:
BA in Business Administration, College of Management; MBA majoring in Finance, City of New York University.
Serves as CEO of Eurocom Communications Ltd. as of August 2011, during the past year and until 2011, served as Executive VO Business Development and Investments in Eurocom Communications Ltd.;
Chairman of the board of directors of Space-Communications (since 2011) and  Chairman of the board of directors of Eurocom Capital Finances Ltd. (since 2007), private companies controlled by the Eurocom Group; During 2007 - 2008 Chairman of the board of directors of Satcom Systems Ltd. (currently serving as a director); Chairman of the board of directors of  Enlight Renewable Energy Solutions Ltd. (formerly Saar Investments Ltd.) (as of 2007).
The companies in which he serves as a director –
Pelephone Communications Ltd.; DBS Satellite Services (1998) Ltd.; Bezeq Online Ltd.; Bezeq Zahav Holdings Ltd.; Walla! Communications Ltd. (and other private Walla Group companies  - Coral Tel Ltd., Kama Price Comparison, Shopmind Ltd.); B Communications (S.P.1); B Communications (S.P.2); Eurocom Capital Underwriting; Eurocom Capital Finances; Enlight Renewable Energy Ltd.; Space Communications Ltd.; Satcom Systems Ltd.; Gilat Satcom Ltd.; Gaya Com, Ltd.; I.P. Planet Network Ltd.; Telserve Limited (owned by Stacom Group); Satlink Communications Ltd.; E.G.R.E, Ltd.; Eitag Ltd.; E.G.R.E. (USA) Ltd.; also serves as a director of Pilat Media Global PLC Ltd. (public company) and The Time Innovations Ltd.

(10)
Related to other interested parties in the Company: Son of Shaul Elovitch, the controlling shareholder of the Company and husband of Orna Elovitch-Peled who serves as a director of the Company, and nephew of Yosef Elovitch (brother of Shaul Elovitch), a controlling shareholder (through holdings) of Bezeq.

	(11)	The Company considers the director as having accounting and financial expertise

E.	(1)	Name: Eldad Ben-Moshe I.D. 058774290
	(2)	Date of birth: June 8, 1964
	(3)	Address for delivery of court notices: 17 Bazelet Street, Shoham, 60850
	(4)	Citizenship: Israeli
	(5)	Membership on Board of Directors Committees: Committee for examining financial statements and Audit Committee.
	(6)	The director is not an external director. The director is an independent director.
	(7)	Employee of the Company, a subsidiary, related company or interested party: No (other than serving as a member of the board of subsidiaries).
	(8)	Date of commencement of tenure: April 14, 2010
(9)
Education and employment during the past five years and details of the companies in which he serves as a director:
B.A. in Accounting and Economics, Tel Aviv University; MBA, Tel-Aviv University and Certified Public Accountant
2007 – present – CEO of Inrom Industries Ltd. and Grinstone Industries Ltd.; Chairman of boards of directors of Ytong, Ltd.; Carmit Mister Fix Ltd.; Alony Corporation, Ltd.; Orlite (Millennium) Ltd.; Ordan Metal Casting Industries, Ltd.; Nirlat Paints, Ltd.; and since April 2010 director of Pelephone Communications Ltd.

	(10)	Related to other interested parties in the Company: None.
	(11)	The Company considers the director as having accounting and financial expertise

F.	(1)	Name: Felix Cohen I.D. 26809806.
	(2)	Date of birth: December 14, 1953
	(3)	Address for delivery of court notices: 2 Dov Friedman Street, Ramat Gan, 52503
	(4)	Citizenship: Israeli
	(5)	Membership on Board of Directors Committees: No.
	(6)	The director is not an external director.
	(7)	Employee of the Company, a subsidiary, related company or interested party: Yes, see particulars below.
	(8)	Date of commencement of tenure: April 14, 2010
(9)
Education and employment during the past five years and details of the companies in which he serves as a director:
CFO of Eurocom Group.
The companies in which he serves as a director – Internet Gold – Golden Lines Ltd.; D.M.  (3000) Engineering Ltd.; Enlight Renewable Energy Ltd.; Bezeq International Ltd.; Bezeq Online; Space Communications Ltd. Until 2011, director of E.G.R.E, Ltd.

	(10)	Related to other interested parties in the Company: None.
	(11)	The Company considers the director as having accounting and financial expertise

G.	(1)	Name: Rami Nomkin I.D. 042642306.
	(2)	Date of birth: January 14, 1949
	(3)	Address for delivery of court notices: 129 Mohaliver Street, Yahud
	(4)	Citizenship: Israeli
	(5)	Membership on the Board of Directors Committees: No.
	(6)	The director is not an external director.
	(7)	Employee of the Company, a subsidiary, related company or interested party: Yes, see details below.
	(8)	Date of commencement of tenure: 17.1.07
(9)
Education and employment during the past five years and details of the companies in which he serves as a director:
Education: High School
The director is an employee director.
As of 2009 Sales Division, Bezeq; as of 2011 Spokesperson Unit at Bezeq;

	(10)	Related to other interested parties in the Company: None.
	(11)	The Company does not consider the director as having accounting and financial expertise

H.	(1)	Name: Arieh Saban I.D. 064902083
	(2)	Date of birth: May 2, 1947
	(3)	Address for delivery of court notices: 59 Kaplan Street, Herzlia
	(4)	Citizenship: Israeli
	(5)	Membership on the Board of Directors Committees: No.
	(6)	The director is not an external director.
	(7)	Employee of the Company, a subsidiary, related company or interested party: No.
	(8)	Date of commencement of tenure: October 11, 2005
(9)
Education and employment during the past five years and details of the companies in which he serves as a director:
Distribution and marketing of children’s television programs through Israel Audio Visual Corp. for 15 years, establishment and running of TV channels.

	(10)	Related to other interested parties in the Company: None.
	(11)	The Company does not consider the director as having accounting and financial expertise

I.	(1)	Name: Yehuda Porat I.D. 059769455.
	(2)	Date of birth: February 18, 1968
	(3)	Address for delivery of court notices: 2 Mevo Haro’im, Har Adar 90836
	(4)	Citizenship: Israeli
	(5)	Membership on the Board of Directors Committees: Security Committee
	(6)	The director is not an external director.
	(7)	Employee of the Company, a subsidiary, related company or interested party: Yes, see particulars below.
	(8)	Date of commencement of tenure: January 17, 2007 Mr. Porat will serve as a director of the Company until the next general meeting.
(9)
Education and employment during the past five years and details of the companies in which he serves as a director:
The director is an employee director.
LL.B., Kiryat Ono Academic College; Practical Electronic Engineer, Bezeq College, Jerusalem; Member of the Israel Bar Association; Bugging Location and Detection course given by an external advisor to the Security Services; Bugging Detection course – R.E.I., USA; Basic Data Protection for Security Officers course – Israel Security Agency (ISA); Interrogation course – ISA; IT Systems Security – ISA; Critical computer systems security course – ISA; Advanced course in protecting computerized systems from information warfare – ISA ; Veteran security officers course - ISA; Security managers course - directed by Israel Police; Directors in Private and Public Companies course - The Israeli Center for Management; Advanced Directors course - The Israeli Center for Management; Analysis of Financial Reports and Corporate Value Assessment course - The Israeli Center for Management; Qualified Mediator course – Israel Bar Association
Occupation during past five years: 1999-2007 Manager of Bezeq’s Bugging Detection and Special Jobs Department; 2007-present Manager of Bezeq’s Security, Safety and Emergency Department
The companies in which he serves as a director – None.

	(10)	Related to other interested parties in the Company: None.
	(11)	The Company does not consider the director as having accounting and financial expertise

J.	(1)	Name: Mordechai Keret I.D. 054759915.
	(2)	Date of birth: May 7, 1957
	(3)	Address for delivery of court notices: 12 HaNurit Street, Tel Mond
	(4)	Citizenship: Israeli
	(5)	Membership on Board of Directors Committees: Audit Committee - Chairperson; Committee for examining financial statements; Security committee; and Internal compliance committee.
	(6)	The director is an external director.
	(7)	Employee of the Company, a subsidiary, related company or interested party: No.
	(8)	Date of commencement of tenure: February 4, 2010
(9)
Education and employment during the past five years and details of the companies in which he serves as a director:
CPA -  BA  Accounting and Finance, Tel Aviv University
Occupation during past five years: Since 2002, CEO and owner of consulting and investment firm, Keret Management and Holdings; 7/2008-9/2009, Chairman, Board of Directors, Gmul Investment Company; 12/2007-7/2009, Director, Gmul Investment Company. 2007-2/2008, Chairman, Board of Directors, Multimatrix, Ltd.; 2000-7/2007, Director, Shikun & Binui, Ltd.; 1998-9/2007, Director, Gain Holdings, Ltd.; 12/2007-7/2009, Director, Gmul Real Estate, Ltd.;
The companies in which he serves as a director – TIA Investments – external director, Priortech Ltd.; ISSTA Lines, Ltd.; ISSTA Israel Ltd.; Histour Eltive Ltd.

	(10)	Related to other interested parties in the Company: None.
	(11)	The Company considers the director as having accounting and financial expertise and as an external expert director.

K.	(1)	Name: Amikam Shorer I.D. 059821983.
	(2)	Date of birth: July 27, 1967
	(3)	Address for delivery of court notices: 2 Dov Friedman Street, Ramat Gan, 52503
	(4)	Citizenship: Israeli
	(5)	Membership on Board of Directors Committees: Security committee and Internal compliance committee.
	(6)	The director is not an external director.
	(7)	Employee of the Company, a subsidiary, related company or interested party: No (other than serving as a member of the board of subsidiaries).
	(8)	Date of commencement of tenure: April 14, 2010
(9)
Education and employment during the past five years and details of the companies in which he serves as a director:
BA LLB, Bar Ilan University
Occupation during past five years: Serves as deputy chairman of the board of Eurocom Communications Ltd. since August 2011; as of 2005 through August 2011 - served as Executive VP for Business Affairs at Eurocom Communications, Ltd.; serves as Chairman of the board of directors of E.G.R.E. Ltd. as of 2011; since 2008 through 2010 served as CEO of Enlight Renewable Energy Ltd. (formerly Sahar Investments, Ltd.) (serves as a director since 2005 to the present). As of 2008 to present: Chairman of board of directors of Satcom Systems Ltd. (director since 2007); during 2007 and 2008 served as CEO of Satcom Systems Ltd.; serves as director of various Eurocom Group companies.
The companies in which he serves as a director – Pelephone Communications Ltd.; DBS Satellite Services (1998) Ltd.; Walla! Communications Ltd.; Bezeq Online Ltd.; Bezeq Zahav (Holdings) Ltd.; Space Communications Ltd.; Satcom Systems Ltd.; Gilat Satcom Ltd.; Gaya Com, Ltd.; I.P. Planet Network Ltd.; Satlink Communications Ltd.; Internet Gold – Golden Lines Ltd.; Phoenix Data Pty. Ltd.; B Communications (SP 1); B Communications (SP 2); Eurocom Capital Underwriting Ltd.; Eurocom Capital Finances Ltd.; Enlight Renewable Engergy Ltd.; E.G. R.E. Ltd.; Eitag Ltd.; E.G.R.E. (USA) Ltd.; Ranitech Yezum 2007 Ltd.; IP Planet Network; TCL Teleserve Communications Ltd.; TNL Teleserve Network Ltd.; Teleserve Limited.

	(10)	Related to other interested parties in the Company: None.
	(11)	The Company does not consider the director as having accounting and financial expertise

L.	(1)	Name: Yehoshua Rosenzweig I.D. 013841069.
	(2)	Date of birth: August 17, 1952
	(3)	Address for delivery of court notices: c/o Rosenram, 52 Menachem Begin Avenue, Tel Aviv, 67137.
	(4)	Citizenship: Israeli
	(5)	Membership on Board of Directors Committees: Internal compliance committee - Chairperson; Audit Committee; Committee for examining the financial statements.
	(6)	The director is not an external director. The director is an independent director.
	(7)	Employee of the Company, a subsidiary, related company or interested party: No (other than serving as a member of the board of subsidiaries).
	(8)	Date of commencement of tenure: November 22, 2010
(9)
Education and employment during the past five years and details of the companies in which he serves as a director:
Education: BA LL.B, Bar Ilan University; LL.M and LL.D, New York University.
Occupation during past five years: Since 2005, advocate at Rosenzweig & Aviram law firm; 2003 – 2006, Chairman of First International Bank; since 2005, founder and director in Rosenram Business Development Investment House Ltd.; since 2009, Chairman of the Executive Committee of Bar Ilan University; Keren Matana – committee member, Harmonia – committee member.
The companies in which he serves as a director – Pelephone Communications Ltd.; Bezeq International Ltd.; Bezeq Zahav (Holdings) Ltd.; Rosenram Business Development Ltd., Rosenram; Trust Co. Ltd., Rosenzweig Legal Services Ltd., Waterfall Solutions Ltd. – Chairman of the Board,; Keren Mor International Real Estate Ltd.; Rosetta Genomics Ltd.; Gita Technologies Ltd. – Chairman of the Board; Solarpower Systems Ltd. – Chairman of the Board, Alrov Real Estate & Hotels Ltd.; Tzohar Simulation Investments Ltd., Babua Advanced Sciences Ltd., Babua Simulation Investments (1996) Ltd.

	(10)	Related to other interested parties in the Company: None.
	(11)	The Company considers the director as having accounting and financial expertise

15.	Regulation 26A Senior officers in the Company

A.	(1)	Name: Avraham Gabbay I.D. 59777920
	(2)	Date of birth: February 22, 1967
	(3)	Serves in this position since: November 14, 2007
	(4)	The office he holds in the Company: CEO
	(5)	Is he a family member of another senior officer or of an interested party: Yes. Interested party in the Corporation by virtue of his service as Company CEO.
(6)
Education and business experience over the past five years:
BA Economics,  Hebrew University
MBA, Hebrew University
6/07-11/07 – Acting CEO of Bezeq, The Israel Telecommunications Corp. Ltd.
7/03-6/07 – CEO Bezeq International

B.	(1)	Name: Ran Guron I.D. 024113268
	(2)	Date of birth: December 25, 1968
	(3)	Serves in this position since: January 9, 2006
	(4)	Position in the Company: Deputy CEO and VP Marketing (since March 16, 2011 to present served as VP Marketing).
	(5)	Is he a family member of another senior officer or of an interested party: No
	(6)	Education and business experience over the past five years: BA Economics and Business Administration, Hebrew University MBA Business Administration, Hebrew Univeristy

C.	(1)	Name: Alan Gelman I.D. 015704307
	(2)	Date of birth: 5.11.55
	(3)	Serves in this position since: 15.2.08
	(4)	The office he holds in the Company: Deputy CEO and CFO
	(5)	Is he a family member of another senior officer or of an interested party: No
(6)
Education and business experience over the past five years:
B A. Accounting, Queens College, New York
MBA, Hofstra University, New York
Certified Public Accountant in Israel
CPA in the State of New York
2006-2007 – Deputy CEO CFO and of Delek Group

D.	(1)	Name: Guy Hadass I.D. 029654472
	(2)	Date of birth: September 8, 1972
	(3)	Serves in this position since: December 9, 2007
	(4)	Position in the Company: VP Corporate Communications (as of February 16, 2012 through reporting date serves as Company Spokesperson).
	(5)	Is he a family member of another senior officer or of an interested party: No
	(6)	Education and business experience over the past five years: BA in Economics and Media, Tel Aviv University MBA, Tel Aviv University 2002 – 2007 – Globes journalist.

E.		Name: Itamar Harel I.D. 028054666
Date of birth: October 18, 1970
Serves in this position since: October 25, 2007
Position in the Company: VP, Manager of Private Division
Is he a family member of another senior officer or of an interested party: No

Education and business experience over the past five years:
MBA in Marketing and Accounting, Hebrew University
2002-2007 – Manager of Private Marketing Department and Manager of Private and Medium and Small Business Sales and Services Department at Bezeq

F.	(1)	Name: Linor Yochelman I.D. 032037939
	(2)	Date of birth: February 11, 1975
	(3)	Serves in this position since: August 19. 2007
(4)
Position in the Company: Company Secretary and head of internal compliance (Securities)
The position that he holds in a subsidiary of the Company, a related company or an interested party: Company secretary of subsidiaries: Bezeq International Ltd.; Bezeq Online Ltd.; Bezeq Zahav Holdings Ltd.

	(5)	Is he a family member of another senior officer or of an interested party: No
(6)
Education and business experience over the past five years:
BA Business Administration, Interdisciplinary Center, Herzliya
LL.B, Interdisciplinary Center, Herzliya
2004-2007 Company secretary of The Phoenix Group

G.	(1)	Name: Ehud Mezuman I.D. 052176336
	(2)	Date of birth: February 17, 1954
	(3)	Serves in this position since: October 25, 2007
	(4)	Position in the Company: VP Human Resources
	(5)	Is he a family member of another senior officer or of an interested party: No
(6)
Education and business experience over the past five years:
3 years studies at Tel Aviv University – Social Sciences (no degree)
2005-2007 – Deputy VP Human Resources and Director of Management Development Department

H.	(1)	Name: Dudu Mizrachi I.D. 024810368
	(2)	Date of birth: January 28, 1970
	(3)	Serves in this position since: June 28, 2007
	(4)	Position in the Company: VP Economics & Budgets
	(5)	Is he a family member of another senior officer or of an interested party: No.
	(6)	Education and business experience over the past five years: BA Economics, Hebrew University in Jerusalem 2000-2007 – Director of Regulations Department at Bezeq

I.	(1)	Name: Amir Nahlieli I.D. 23012313
	(2)	Date of birth: May 30, 1967
	(3)	Serves in this position since: January 1, 2009
	(4)	The office he holds in the Company: VP, Legal Counsel
	(5)	Is he a family member of another senior officer or of an interested party: No.
	(6)	Education and business experience over the past five years: MBA (expanded major in Finance), Tel Aviv University BA Economics, Hebrew University LL.B, Hebrew University
2007 – 2008 – Legal counsel at Colmobil Ltd.

J.	(1)	Name: Dany Oz I.D. 054299953
	(2)	Date of birth: June 16, 1956
	(3)	Serves in this position since: September 1, 1998
	(4)	Position in the Company: Accountant and deputy CFO
	(5)	Is he a family member of another senior officer or of an interested party: No.
(6)
Education and business experience over the past five years:
BA Economics & Accounting, Hebrew University, Certified Public Accountant’s License
EMBA - Integrative Management, Hebrew University
Since September 1998 – Company Accountant

K.	(1)	Name: Yaakov Paz I.D. 058610999
	(2)	Date of birth: October 21, 1963
	(3)	Serves in this position since: November 1, 2007
	(4)	Position in the Company: VP, Manager of Business Division
	(5)	Is he a family member of another senior officer or of an interested party: No.
	(6)	Education and business experience over the past five years: Since 2006 – Chairman of board of directors of Alcatel Telecom Israel Ltd.

L.	(1)	Name: Sharon Fleischer Ben Yehuda I.D. 028531648
	(2)	Date of birth: April 25, 1971
	(3)	Serves in this position since: June 1, 2006
	(4)	Position in the Company: VP Regulation
	(5)	Is he a family member of another senior officer or of an interested party: No.
	(6)	Education and business experience over the past five years: BA Political Science, , Hebrew University in Jerusalem MA Public Policy and Administration, Hebrew University

M.	(1)	Name: Yuval Keinan I.D. 032089245
	(2)	Date of birth: February 23, 1975
	(3)	Serves in this position since: August 1, 2007
	(4)	Position in the Company: VP IT and Network Division (as of March 14, 2012 to present serves as VP Engineering and Network).
	(5)	Is he a family member of another senior officer or of an interested party: No.
	(6)	Education and business experience over the past five years: BA Computer Science, Merci College 2005-2007 – VP Information Technologies (Engineering and Information Systems) at Bezeq International Ltd.

N.	(1)	Name: Eyal Kamil I.D. 057248999
	(2)	Date of birth: August 30, 1961
	(3)	Serves in this position since: December 5, 2006
	(4)	Position in the Company: VP Operations & Logistics
	(5)	Is he a family member of another senior officer or of an interested party: No
	(6)	Education and business experience over the past five years: BA, Industrial Engineering & Management, Tel Aviv University MBA, Tel Aviv University

O.	(1)	Name: Lior Segal I.D. 025695701
	(2)	Date of birth: September 9, 1973
	(3)	Serves in this position since: January 24, 2011
	(4)	Position in the Company: Internal Auditor
	(5)	Is he a family member of another senior officer or of an interested party: No.
(6)
Education and business experience over the past five years:
MBA Business Administration, LLB, BA Accounting, Accounting Diploma - Tel Aviv University; participating in Internal and Public Auditing Diploma - IMC. Israeli licenses to practice Law and CPA
Manager of internal audit process since 2009,  Corporate Governance Compliance Officer since 2010, both these positions at Bezeq until appointed as internal auditor 2007-2008 ;Accountant – Alut Communications Ltd., 2005-2007.

Pelephone Communications Ltd.

P.	(1)	Name: Gil Sharon I.D. 058381351
	(2)	Date of birth: September 12, 1963
	(3)	Serves in this position since: October 11, 2005
	(4)	Position in the Company: CEO of subsidiary, Pelephone Communications Ltd.
	(5)	Is he a family member of another senior officer or of an interested party: No.
	(6)	Education and business experience over the past five years: BA Economics and Business Administration, Hebrew University; MBA Business Administration, Tel Aviv University

Bezeq International Ltd.

Q.	(1)	Name: Yitzhak Benbenisti I.D. 059146415
	(2)	Date of birth: January 21, 1965
	(3)	Serves in this position since: November 1, 2007
	(4)	Position in the Company: CEO of the subsidiary, Bezeq International Ltd.
	(5)	Is he a family member of another senior officer or of an interested party: No.
(6)
Education and business experience over the past five years:
BA Economics,  Hebrew University
MBA (expanded major in Finance and Marketing), Hebrew University
May – November 2007 – acting CEO at Bezeq International Ltd.

Below are the names of the senior officers who completed their term of service during the course of 2011 and by the date of publication of the periodic report for 2010:

Directors and Officers:

Shlomo Rodav – ceased serving as a director of the Company on April 13, 2011 (after ceased serving as Chairperson of board of directors on December 31, 2010).

Eliyahu Holtzman - ceased serving as director of the Company on October 2, 2011.

Eli Frank - ceased serving as VP Technologies and Network on March 14, 2012.

16.	Regulation 26B: Independent authorized signatories:

The Company has no independent authorized signatories.

17.	Standard 27: The Auditors of the Company

Somekh Chaikin, Certified Public Accountants

Address: 17 Ha’arba’a St.

Millennium Tower KPMG

Tel Aviv, 64739

Tel: 03-684-8000

18.	Standard 28: Changes in the Memorandum or Articles of Association

On October 26, 2011, the general meeting of the Company's shareholders approved the amendment to the Company's Articles of Association, primarily in view of Amendment 16 to the Companies Law and updated version of the Securities Authority Streamlining of Administrative Enforcement Law, came into force, attached as an appendix to the Immediate Report issued by the Company on September 12, 2011.

19.	Regulation 29 (A) Recommendations and Resolutions of the Board of Directors before the General Meeting and their Resolutions which are not subject to the approval of the General Meeting

A.
Resolution dated March 7, 2011  – (a) to recommend to the General Meeting of shareholders of the Company to distribute to the shareholders of the Company a cash dividend in the total sum of NIS 1,163 million;  (b) to recommend that the General Meeting of shareholders of the Company approve a bonus in the amount of NIS 3,507,000 (which is approximately 150% of his annual salary) for Mr. Shlomo Rodav, which is the maximum annual bonus under his employment contract, and which was approved by the General Meeting of the Company on June 1, 2008; ( (c) to recommend that the General Meeting of shareholders approve a bonus for Mr. Yehuda Porat for 2010 in the amount of NIS 100,000, for compliance with goals and based on administrative recommendation.

B.
Resolution dated May 31, 2011 - increasing the minimum number of directors having accounting and financial expertise from two directors (one of which is an external director) to four directors (one of which is an external director).

C.	Resolution dated October 7, 2011 – to recommend to the General Meeting of shareholders of the Company to pay the shareholders of the Company a cash dividend in the total sum of NIS 992 million.

D.	Resolution dated October 25, 2011 - to recommend to the general meeting to amend the Company's Articles of Association as set out in section 18 above.

E.	With regard to extraordinary transactions see sections 9 above and 21 below.

F.
Resolution dated March 14, 2012 – (a) to recommend to the General Meeting of shareholders of the Company to pay the shareholders of the Company a cash dividend in the total sum of NIS 1,074 million; (b) to recommend that the general meeting of the Company's shareholders approve a bonus for Mr. Yehuda Porat for 2010 in the amount of NIS 95,000, for compliance with goals and based on administrative recommendation. The resolutions pertaining to distribution and pertaining to bonus for an employee director is subject to the approval of the general meeting of the Company's shareholders.

20.	Regulation 29 (C) Resolutions adopted at an Extraordinary General Meeting (EGM)

A.
Approval of allotment of options (and shares deriving from exercising them) to Company employees under the employee options plan (as specified in the Company's Immediate Report dated December 20, 2010) under which up to 70,000,000 options exercisable into 70,000,000 NIS 1 par value shares of the Company were allotted  (Resolution dated January 11, 2011).

B.
Approval to distribute a dividend to the Company's shareholders in a total amount of NIS 3 billion, the amount of the surplus profits of the Company, as defined in section 302 of the Companies Law, in six equal six-monthly installments during the course of 2011-2013 and subject to the court's approval for the distribution (Resolution dated January 24, 2011).

C.
Approval to allot options to employee directors (as part of their rights to options as Company employees), under the Company's employees option plan and in accordance with the outline and private placement report dated December 20, 2010 (Resolution dated January 25, 2011).

D.
Approval of the appointment of Mr. Yitzhak Edelman as an external director of the Company for an additional period of three years as from February 1, 2011 through January 31, 2014 (Resolution dated January 27, 2011).

E.
Approval of framework transaction agreement to acquire an officers liability insurance policy for the Company (Resolution dated April 13, 2011 see details in section 9.C.3 above and approval of engagement to acquire Company officers liability insurance policy for a period of one year (Resolution dated April 13, 2011 see details in section 9C.4. above).

F.	Approval of the distribution of a cash dividend to the Company's shareholders in the amount of NIS 1,163 million. (Resolution dated April 13, 2011).

G.	Approval of granting bonus to the Chairperson of the Board of Directors in an amount of NIS 3,507,000 (Resolution dated April 13, 2011).

H.
Approval of vote in the general meeting of the shareholders of DBS in favor of DBS engaging with Advanced Digital Broadcast S.A.. and Eurocom Digital Communications Ltd. in a transaction to acquire YESMaxHD decoders and to receive dollar supplier credit for an additional period of 60 days from Eurocom with regard to the acquisition of decoders - see section 9 C.7. above (Resolutions dated April 13, 2011 and August 4, 2011).

I.	Approval of the distribution of a cash dividend to the Company's shareholders in the amount of NIS 992 million. (Resolution dated September 7, 2011).

J.	Approval of amendment of Company's Articles or Association as specified in section 18 above (Resolution dated October 29, 2011).

K.
Approval of amendment to letters of indemnification granted to officers currently serving in the Company (including directors and officers who are controlling shareholders or their relatives) as set forth in section 22 below (Resolution dated October 26, 2011).

21.	Regulation 29A(1) - (3): Transactions requiring extraordinary approvals (extraordinary transactions)

A.
On March 7, 2011 the board of directors approved granting bonuses for 2010 to the Chairperson of the board of directors, CEO Pelephone and CEO of the Company as set forth in section 7 above (with regard to the CEOs) and granting bonuses to the deputy CEO and VP Marketing (NIS 512,804, CFO (NIS 426,912), VP Private Division (NIS 419,938, VP Engineering and Network (NIS 400,750), VP Operations and Logistics (NIS 369,925), VP Human Resources (NIS 345,193), Legal Counsel (NIS 335,333) and VP Regulations (NIS 323,902). The bonus to the former chairperson of the board was approved by the Company's general meeting on April 13, 2011. These transactions were classified as extraordinary transactions in accordance with the criteria for classification of an extraordinary transaction in force in the Company at that time.

B.
On March 14, 2012, the board of directors approved granting bonuses for 2011 to the Company's CEO and the CEO of Bezeq International, as set forth in section 7 above. These transactions were classified as extraordinary transaction based on the criteria for classification of an extraordinary transaction set in March 2012 by the audit committee.

22.	Regulation 29A (4): Directors and Officers Liability Insurance and Undertakings to Indemnify Officers

A.	Insurance

1.
The resolution of the general meeting of the Company’s shareholders of May 16, 2005 approved the exercise of an option to purchase a run-off policy for liability for officers who served in the Company up to transfer of control to Ap. Sr. Ar., meaning until October 11, 2005, for seven years from that date.

2.
The Company's board of directors decided on January 28, 2010 as approved by the general meeting of the Company's shareholders on March 8, 2010, to convert the existing directors and officers current liability insurance policy to a run-off policy.32 See section 9C.7. above.

3.
The resolution of the Company's board of directors of October 14, 2010, that was approved by the general meeting of the Company's shareholders on November 22, 2010, to approve continuing the existing directors and officers liability insurance policy and as approved by the Company's audit committee and the board of directors (on January 24, 2010 and January 28, 2010, respectively) until April 13, 2011. For details see section9 C.9.

4.
The resolution of the Company's Board of Directors dated March 7, 2011, which has not yet been approved by the general meeting of the shareholders of the Company on April 13, 2011, pertaining to the Company purchasing, during the regular course of business, future insurance policies to cover liability of directors and officers, as they may be from time to time, including directors and officers who are and who may be considered to be controlling shareholders in the Company, and all by way of a framework transaction, as this is defined in the Relief Regulations, at an annual premium of USD 185,000 plus a sum constituting up to 20% of that premium in respect of the current insurance cover (and as specified above) and with liability limit of USD 100 million per claim and in total for the insurance period for legal expenses in Israel only 9C.10.

5.
The Company's board of directors resolution of March 7, 2011, that was approved by the general meeting of the Company's shareholders on April 13, 2011, pertaining to the Company's engagement in a directors and officers liability insurance policy for the year commencing April 14, 2011 through April 13, 2012. The annual premium that the Company will pay is USD 185,000. The liability limit is USD 100 million per claim and in total for each insurance year, and up to USD 20 million per claim or in total for the insurance period for legal expenses in Israel only Furthermore, the accumulative liability limit for subsidiaries is half of this amount (as part of the above liability limit). For details see section9 C.11.

6.
The resolution adopted by the Company's board of directors on March 7, 2012 pertaining to the Company engaging in a directors and officers liability insurance policy for a year from April 13, 2012 through April 12, 2013. The Company will pay an annual premium of up to USD 220,000. The liability limit is USD 100 million  per claim and in total for each insurance year, and up to USD 20 million per claim and in total for the insurance period for legal expenses in Israel only. See section 9C.12.

32
covering the liability of directors and officers, as they may be from time to time, including directors and officers who are or who are likely to be considered controlling shareholders in the Company, all the officers in companies in which the Company holds 50% or more, officers representing the Company in companies in which the Company holds less than 50%, and senior employees who are not officers for managerial actions taken by them.

B.	Indemnification Undertaking

Resolution dated January 17. 2007 pertaining to the approval for granting an undertaking to indemnify according to a deed of indemnity for all of the Company’s officers for any liability or expense imposed on the officers due to their actions in their capacity as an officer in the Company (including their actions in subsidiaries), within the limitations provided in the Companies Law. The amount of the indemnity was limited to a ceiling of 25% of the Company’s equity at the time the indemnity is paid. The deed of indemnity will apply to events listed in the deed of indemnity, which is attached to the immediate report regarding notice of a general meeting to approve the undertaking to indemnify. In 2008-2010 and up to the publication date of this report, an undertaking to indemnify was approved for new officers who joined the Company.

The resolution dated October 26, 2011, to approve an amendment to the letters of indemnification granted to officers currently employed in the Company (including for directors or officers who are controlling shareholders of the Company, or their relatives), with regard to the  Securities Authority Streamlining of Administrative Enforcement Law, so that the amended letters of indemnification will also allow indemnity for officers regarding payment to victims of the infringement, (under section 52BBB(a)(1)(a) to the Securities Law, 1968 ("the Law")) or for expenses expended by the officer with regard to proceedings held concerning him/her under Chapters E3, E4 or I1 of the Securities Law or in accordance with mark D of the fourth chapter of the ninth part of the Companies Law, including reasonable litigation expenses, and including legal fees. In accordance with the foregoing, for approval of letters of indemnification to all currently serving officers in the Company (including controlling shareholders or their relatives), in the amended version attached as an appendix to the Immediate Report issued by the Company on September 12, 2011.

It should be noted that in addition to the letters of indemnification as aforesaid, in the past seven years, the Company granted undertakings to indemnify officers for the following issues:

A.
The undertaking to indemnify of April 6,  2005  for a financial liability that would be imposed on officers of the Company and in respect of reasonable litigation expenses which they would incur, relating directly or indirectly to the sale of the State's holdings in the Company.

B	The undertaking to indemnify of May 16, 2005, for officers who served in the seven years preceding the completion date of the sale of core control in the Company to Ap.Sb.Ar.

May 14, 2012
Date	Bezeq – The Israel Telecommunication Corp Ltd.

Signatories and their positions:
Shaul Elovitch (Chairman of Board of Directors)
Avi Gabbay, CEO